Exhibit 99.1

ABN 82 010 975 612

MEETING DOCUMENTATION

NOTICE OF GENERAL MEETING

PURSUANT TO SECTION 249D OF THE CORPORATIONS ACT 2001

at 10.00am Friday, 9 January 2009

Terrace Room

Indooroopilly Golf Club

Meiers Road

Indooroopilly QLD 4068

The business of the general meeting affects your shareholding and your vote is important.

ABN 82 010 975 612

LETTER TO SHAREHOLDERS

Dear Shareholder

As you will be aware certain shareholders of the Company have requisitioned this general meeting. The resolutions proposed by this group include the removal of all your current Directors, with the exception of Mr John Lee, and the appointment of three new Directors.

This group of shareholders refer to themselves as the Progen Shareholders Group (PSG).

The PSG have summarised their proposed strategy for delivering shareholder value in a statement which is included in the Explanatory Memorandum that accompanies this Notice of Meeting (Members’ Statement). The Board believes that the statement lacks information of sufficient depth to make a fair and reasonable assessment of its viability or value to shareholders and this is of concern to the Board.

The Members’ Statement does go into some detail in claiming that the Board, in particular the Chairman, failed to give the PSG proposed strategy sufficient consideration.  As announced to the market, the Board appointed Beerworth & Partners to undertake a strategic review.  That review was informed by a number of proposals and ideas, including that received from the PSG.  The process of undertaking that review and receiving and duly considering the Beerworth & Partners report required a reasonable amount of time.

As conceded in the Members’ Statement, the Chairman informed the PSG that it was the Board’s intention to wait until Beerworth & Partners completed its review project before responding.  As Shareholders will be aware, the purpose of the Beerworth & Partners project was not to review specific proposals received by the Company.  Since the Beerworth & Partners report was received, the Company has responded in detail to all of the proposals it has received, including the PSG submission.  This is a proper process before making a decision as to the best way forward for Progen.  For the record, on 18 November 2008, the Chairman responded in detail to the PSG raising a number of issues, the key issues being those set out below, and on 21 November 2008 met with representatives of the PSG.

In brief, the PSG proposed strategy contains the following elements:

1.               releasing value locked up in PI-88 (the PSG say that a third party has given the PSG “in principle” agreement to basic terms intending to lead to a collaboration and licensing agreement);

2.               releasing value in the 500 series (the PSG say that expressions of interest have been received with respect to 524 but do not detail these);

3.               releasing value locked up in other Progen assets (including, inter alia, Cellgate, GMP Facility, IP portfolio, etc.);

4.               providing access and rights to new, more potent and less toxic compounds incorporating highly sulphated polysaccharides;

5.               restructuring and refocusing Progen (entirely new business plan, image, etc.); and

6.               returning millions of dollars of surplus capital to shareholders.

So that you are fully informed on the implications of this proposed strategy on the future direction of the Company and value to yourselves we make the following comments:

1                  “releasing value locked up in PI-88”. The PSG proposal is to execute a collaboration and licensing agreement with a Taiwanese company. We have been provided a copy of the key elements of an “in principle” agreement with this third party. The agreement provides that Progen will grant an exclusive licence for most of the major countries in Asia to this Taiwanese company to develop PI-88 together with access to the associated intellectual property and Progen’s clinical trial data. The Taiwanese company intends to develop and conduct Phase III clinical trials of PI-88 with a view to obtaining regulatory approval for commercialisation of PI-88 in these Asian countries. However, the agreement does not contain any financial details, nor any material which demonstrates that this company will be able to either conduct trials in Taiwan let alone other countries dispersed across Asia, nor whether it has any expertise in running trials.

We have the following concerns with respect to this “in principle” agreement:

a.               There appear to be no clinical or regulatory milestone payments payable by the third party to Progen as is common in licensing agreements of this nature.

b.              Progen is to provide an unsecured loan of $US3M (approximately $A4.6 million) to the Taiwanese company to conduct a Phase III trial of PI-88. The loan is only repayable from royalties derived from the commercial sale of PI-88. There appears to be no interest charged on the loan.

c.               As Progen has disclosed there remains a $A2M payment to Medigen Biotechnology Corporation on the occurrence of a specified PI-88 transaction event. This agreement would likely trigger that obligation.

d.              The “in principle” agreement contains terms stating that Progen will be granted options to purchase ordinary shares in this private Taiwanese company at an undisclosed exercise price of (presumably) market less a 20% discount by 31 December 2009 at the latest.

For shareholders, if the PSG proposal is implemented this implies that Progen will be required to outlay $A6.6 million that may not be fully recouped as the term sheet does not give any plans nor any timelines for repayment of the $A4.6 million loan. We have seen opportunistic deal terms such as these before and when we model the expected cash-flows to Progen we find that there is no financial return and consequently we conclude that such deals are often not in the best interests of shareholders. Of great concern is the apparent lack of security over the loan.

We question the reason for an equity option being in the term sheet as it is unusual for an agreement of this nature to contain such a clause. Progen would like to understand how many ordinary shares it would have an option to purchase. Depending on the number and percentage of the issued capital of the Taiwanese company this represents, it is possible Progen will acquire a majority stake. As we understand it this company is privately owned, therefore the mechanism to determine the price per share and the exercise price of Progen’s options would need to be determined, presumably by some valuation process.

Our primary concern with the PSG proposal for PI-88 is the lack of information available on the Taiwanese company. As such we are unable to determine the reputation, previous business dealings, directors or shareholders of the Taiwanese company. We believe Progen would need a much better understanding of the Taiwanese company and its capabilities before committing resources to further considering the proposal.

For example, we are concerned that the proposed terms could be indicative of the Taiwanese company not having the independent financial ability to meet its commitments under the agreement without the ongoing financial support of Progen leading to a possible scenario where Progen may have to loan more monies to the Taiwanese company to allow it to complete the trials.

We believe more due diligence is required on this matter. As explained above we have addressed these concerns in our correspondence with the PSG and, as at the date of this notice, await a detailed response.

In summary we have concerns about the Taiwanese company’s ability to complete the necessary trials (clinical and preclinical) required for PI-88’s registration and to commercialise PI-88. We are also concerned that the financial terms currently contained in the term sheet may result in a negative net present value to Progen and thus not be in the best interests of shareholders.

2                  “releasing value in the 500 series”. As with all of our technologies we continually assess when the appropriate time is to license. That typically depends on the terms we are able to negotiate and whether in the Company’s opinion we can add additional value through developing specific technologies further ourselves.

We have not seen the expressions of interest referred to by the PSG and therefore cannot comment on the viability of them.

The Members’ Statement does not contain any detail on what is envisaged with respect to items 3 – 6 above. It is the therefore impossible to assess the value, advantages and disadvantages of these components of the PSG proposed strategy.

Your Board has begun implementing an alternative strategy which entails:

1.               An announcement, prior to 8 January 2009, of the terms of an M&A transaction that delivers value to shareholders in excess of the approximate $A1.10 cash-backing per share. We envisage that part of any M&A terms would involve a capital return to Shareholders.

Should this not occur by 8 January 2009,

2.               The Board will recommend that the entire capital of the Company (less liabilities and allowances for the continuing statutory and other costs) be returned to Shareholders. This is a sum we currently estimate by 1 February 2009 to be approximately $A70 million, or about $A1.10 per share.

Your Board has appointed PriceWaterhouseCoopers as advisors to this M&A task. At the date of writing we continue discussions with a number of companies who are interested in Progen.

We believe that the strategy outlined above is superior to that proposed by the PSG as it unlocks immediate value. The PSG proposed strategy lacks sufficient detail to make a reasonable value assessment. Your Board remains dedicated to delivering on its strategy, thereby restoring value to shareholders.

While the proposed new directors may be individually capable within their chosen field, the Board considers that collectively, the proposed new directors do not appear to have all the requisite skills which the current Board believes are appropriate for Progen.

The current Board maintains a balance of experience in the medical and pharmaceutical industry with wider business and investment acumen both nationally and internationally. We do not believe that the proposed new directors will provide the same balance. We anticipate that additional directors with complementary skills would need to be recruited.

It appears from PSG’s proposals that the PSG do not envisage Mr Homburg remaining as CEO of Progen. If it is intended that Mr Homburg’s employment as CEO is to be terminated, such termination must be in accordance with his employment contract and may involve a termination payment to him of $A147,000.

For the reasons outlined above, we strongly urge you to vote AGAINST all resolutions and allow your Board to execute the above mentioned strategy.

The General Meeting will commence at 10.00am but you will be able to register your attendance from 9.30am.

Your vote will be important as this meeting affects the value of your Shareholding. If you are unable to attend, we encourage you to participate by completing and returning the enclosed proxy form in the reply-paid envelope, or alternatively voting online by following the instructions on the proxy form.

We look forward to seeing you at the General Meeting.

Yours sincerely

Dr Mal Eutick, Chairman

On behalf of the Progen Board

5 December 2008

NOTICE OF GENERAL MEETING

Notice is given that a General Meeting of Progen Pharmaceuticals Limited will be held at the Terrace Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly, QLD 4068 on Friday, 9 January 2009 at 10.00 am.

BUSINESS

RESOLUTION 1 – REMOVAL OF DR MALVIN EUTICK AS A DIRECTOR

To consider and if thought fit, to pass the following ordinary resolution:

“That Dr Malvin Eutick be removed as a director of the Company.”

RESOLUTION 2 – REMOVAL OF MR ROBERT WILLIAMSON AS A DIRECTOR

To consider and if thought fit, to pass the following ordinary resolution:

“That Mr Robert Williamson be removed as a director of the Company.”

RESOLUTION 3 - REMOVAL OF MR STEPHEN JUN CHI CHANG AS A DIRECTOR

To consider and if thought fit, to pass the following ordinary resolution:

“That Mr Stephen Jun Chi Chang be removed as a director of the Company.”

RESOLUTION 4 – REMOVAL OF MR PATRICK OWEN BURNS AS A DIRECTOR

To consider and if thought fit, to pass the following ordinary resolution:

“That Mr Patrick Owen Burns be removed as a director of the Company.”

RESOLUTION 5 – REMOVAL OF MR JUSTUS HOMBURG AS A DIRECTOR

To consider and if thought fit, to pass the following ordinary resolution:

“That Mr Justus Homburg be removed as a director of the Company.”

RESOLUTION 6 – APPOINTMENT OF MR ROBERT WILLIAM MOSES AS A DIRECTOR

To consider and if thought fit, to pass the following ordinary resolution:

“That Mr Robert William Moses be appointed a director of the Company.”

RESOLUTION 7 – APPOINTMENT OF MS ALISON COUTTS AS A DIRECTOR

To consider and if thought fit, to pass the following ordinary resolution:

“That Ms Alison Coutts be appointed a director of the Company.”

RESOLUTION 8 – APPOINTMENT OF DR WOEI-JIA JIANG AS A DIRECTOR

To consider and if thought fit, to pass the following ordinary resolution:

“That Dr Woei-Jia Jiang be appointed a director of the Company.”

BY ORDER OF THE BOARD

Linton Burns

Company Secretary

5 December 2008

Voting Instructions

Voting at the meeting

1.               If you are able to attend the meeting, on a show of hands each Shareholder present may cast one vote. ‘Shareholder present’ includes a person present as a proxy, attorney or body corporate representative. However, if a Shareholder holds two or more appointments and these appointments direct the proxy to vote in different ways, then the proxy cannot vote on a show of hands.

2.               On a poll, Shareholders have one vote for every fully paid Share held.

3.               Progen has determined that for the purposes of voting at the meeting or adjourned meeting, Shares will be taken to be held by those persons recorded in the Progen register of Shareholders as at 7pm Brisbane time on Wednesday, 7 January 2009.

Appointment of proxy (Section 249L(d))

4.               If you are a Shareholder, and you are unable to attend and vote at the meeting, and wish to appoint a proxy, please complete and return the enclosed proxy form. A proxy need not be a Shareholder of Progen.

5.               The attached proxy form must be completed and lodged in accordance with the instructions on the back of the form.

EXPLANATORY MEMORANDUM

The following notes have been prepared to assist Shareholders with their consideration of the resolutions set out in the Notice of General Meeting of Progen Pharmaceuticals Limited ABN 82 010 975 612 (the “Company”) to be held at the Terrace Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly QLD, 4068 on Friday, 9 January 2009 at 10.00am.

Reasons for this Meeting

As announced to the ASX on 14 November 2008, the Company was served with a notice of requisition of meeting pursuant to section 249D of the Corporations Act (“249D Notice”).

A general meeting is required to be called upon the request of members with at least 5% of the votes that may be cast at a general meeting of the Company.

The members that requisitioned this meeting are seeking to make changes to the Board of the Company through the proposed removal of the current Directors and the appointment of three new directors.

The PSG originally proposed Dr Stanley Chang as a new director of Progen. On 21 November 2008 Dr Stanley Chang withdrew his nomination as a director. In correspondence Dr Stanley Chang stated that he withdrew his consent “to avoid a potential future conflict of interest that would arise if Progen enters into negotiations with a third party which could result in a commercial agreement with respect to Progen’s liver cancer product PI-88.”. Dr Stanley Chang also considered his being Chairman and CEO of Medigen Biotechnology Corporation could create a potential conflict of interest. Given Dr Stanley Chang’s withdrawal of his consent to as a director of Progen, the resolution regarding his appointment as a director of the Company has not been included in this Notice of Meeting.

RESOLUTIONS 1 TO 5 – REMOVAL OF DIRECTORS

As stated above, on 14 November 2008, the Company was served with the 249D Notice to convene a general meeting to consider resolutions to remove the following current Directors:

•                                          Dr Malvin Eutick;

•                                          Mr Robert Williamson;

•                                          Mr Stephen Jun Chi Chang;

•                                          Mr Patrick Owen Burns; and

•                                          Mr Justus Homburg

In accordance with the requirements of the Company’s Constitution and the Corporations Act, the Company has convened the General Meeting to allow Shareholders to vote resolutions to remove each of the above named Directors.

Mr Justus Homburg is employed as CEO/Managing Director of the Company. Removal of Mr Homburg as Director may affect his employment depending on the response of the Board (including any new members of the Board) to the outcome of the resolution to remove him as a Director.

Although the removal of Mr Homburg as Director is not an event of termination under his employment contract per se, Shareholders should be aware that if Mr Homburg’s employment contract is terminated by the Company, Mr Homburg may be entitled to a termination payment of $147,000.

RESOLUTIONS 6 TO 8 – APPOINTMENT OF DIRECTORS

As stated above, on 14 November 2008, the Company was served with the 249D Notice to convene a general meeting to consider resolutions to appoint the following current Directors:

•                                          Mr Robert William Moses;

•                                          Ms Alison Coutts; and

•                                          Dr Woei-jia Jiang

In accordance with the requirements of the Company’s Constitution and the Corporations Act, the Company has convened the General Meeting to allow Shareholders to vote on resolutions to appoint each of the above named Directors.

The Company has been provided with the following statement by the Progen Shareholders Group (PSG) and pursuant to section 249P of the Corporations Act the Company is required to give this statement to all its members (Members’ Statement).

Several weeks ago representatives for a group of Progen shareholders, hereafter “Progen Shareholders Group” (PSG), discussed with Mr. Mal Eutick, Progen Chairman, certain “headline” elements of a proposal prepared for and on behalf of the PSG.

In those discussion the PSG representatives were requested to provide, and subsequently did provide to the Chairman, a written draft proposal summarising some of the key elements of the PSG plan to restructure and revitalise Progen, thereby rebuilding shareholder value. The PSG representatives indicated to the Chairman that in order for him to properly assess and fully appreciate the PSG proposal, the representative would need to have a face-to-face meeting with him, and Mr. Bill Beerworth, independent consultant, to fill in details of the proposal and address questions or issues that they may have. The Chairman indicated that a meeting with PSG representatives would take place the following week.

During the initial conversation and subsequent telephone conversations the PSG representatives were given assurances by the Chairman and Mr Beerworth that:

a)              PSG’s proposal would receive prompt and comprehensive consideration;

b)             PSG’s proposal was amongst the strongest and most viable of the proposals received;

c)              Progen board members (with the possible exception of John Lee) would retire from the Progen board at the forthcoming Annual General Meeting on 24 November 2008; and

d)             PSG’s representatives would have an opportunity for face-to-face review of PSG’s proposal with the Board and Mr. Beerworth.

Despite the above assurances, PSG has not received, and has been unable to obtain, any response from the Chairman. The only information received was a brief telephone conversation with Mr. Beerworth in which he confirmed that the PSG proposal was in fact among the leading proposals under consideration.  Mr Beerworth did not provide any indication that a comprehensive review of the PSG’s proposal was under way or that a face-to-face meeting was being planned.

Recently, the Chairman requested a one-on-one conversation with Dr. Stanley Chang (Chairman of Medigen Biotechnology Corp.). The Chairman specifically requested that no other representative of the PSG should be present during the discussion. A telephone conversation did take place between Dr. Chang and the Chairman, however, the conversation did not cover the broad concepts of the PSG’s proposal, but rather focussed on gathering information with respect to the intentions of various parties in relation to PI-88 and on Mr. Beerworth’s strategy review.

In a follow-up email to Dr. Chang, 23 October 2008, the Chairman again expressed his intention to wait until the completion of Mr. Beerworth’s strategy review before taking any action. It is evident to the PSG that the Chairman intends for Mr. Beerworth to complete the strategy review without any face-to-face discussion and without reviewing any of the substance or details of the PSG Proposal. Clearly Mr. Beerworth’s strategy review cannot include a comprehensive and proper evaluation of PSG’s proposal.  The PSG assumes that Mr. Beerworth has taken this course of action under the specific instruction of the Chairman. The PSG believes that the appearance of a comprehensive review of strategic alternatives simply does not match the reality.

PSG’s proposal includes, but is not limited to:

a)              releasing value locked up in PI-88, (a third party has given the PSG “in principle” agreement to basic terms leading to a collaboration and licensing agreement);

b)             releasing value in the 500 series (expressions of interest has been received with respect to 524);

c)              releasing value locked up in other Progen assets (including, inter alia, Cellgate, GMP Facility, IP portfolio, etc.);

d)             providing access and rights to new, more potent and less toxic compounds incorporating highly sulphated polysaccharides;

e)              restructuring and refocussing Progen; (entirely new business plan, image, etc.)

f)                returning millions of dollars of surplus capital to shareholders.

Having failed to discuss or evaluate these specific substantive components of PSG’s proposal, the PSG believes it is impossible for the Chairman, Mr. Beerworth, and the Progen Board to determine whether the PSG proposal offers the best opportunity for creating and rebuilding shareholder value (and protection against further erosion of value). Prima facia, the PSG believes that the Board has failed to act in the best interests of shareholders.

Members of the PSG and other shareholders have expressed concern about the long history of inappropriate decisions made by the Progen Board, and the consequent reduction in value of shareholders’ investments in the Company. The PSG is disappointed with the just released Progen Annual Report for 2008 which includes information it believes is clear evidence of poor Board judgement. For example, the report provides no details justifying the Board’s decision to award the CEO a $140,000 cash bonus when the Company is arguably performing very poorly and has had to discontinue the clinical trial of its lead product, PI-88.

The PSG, comprised of many loyal and longstanding shareholders, has no concluded that it has no alternative but to requisition a meeting of shareholders. The resolutions to be considered at this meeting will, if passed, replace all the current directors with exception of Mr. John Lee, with Mr. Robert Moses, Dr. Stanley Chang, Ms. Allison Coutts, and Dr. Woei-jia Jiang. All four nominees are highly qualified and have many years of scientific and commercial experience in biotechnology. A complete curriculum vitae for each proposed director is available on request by telephoning (02) 9222 9111. The PSG believes the proposed new board will be better placed to oversee and guide management of Progen and to rebuild value for shareholders.

Your support will be greatly appreciated.

END of the 249P Members’ Statement

DEFINITIONS

The following capitalised terms, which are used in documents forming part of the Meeting Documentation, have the meanings set out below:

‘General Meeting’ means the proposed meeting of all Shareholders at 10.00am on Friday, 9 January 2009 at the Terrace Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly, QLD 4068 to consider and if thought fit, pass the resolutions set out in the Notice of General Meeting;

‘ASX’ means the Australian Securities Exchange Limited ABN 98 008 624 691;

‘Board’ means the Board of Directors of Progen;

‘Corporations Act’ means the Corporations Act 2001 (Cth);

‘Constitution’ means the Constitution of the Company adopted by the Shareholders on 25 November 2002.

‘Director’ means a Director of Progen;

‘Explanatory Memorandum’ means the document forming part of the Meeting Documentation containing information on the resolutions set out in the Notice of General Meeting;

‘Listing Rules’ means the Listing Rules of ASX;

‘Meeting Documentation’ means:

•                  the letter from the Chairman to Shareholders dated 5 December 2008;

•                  the Members’ Statement;

•                  the Notice of General Meeting; and

•                  the proxy form for the General Meeting;

‘Notice of General Meeting’ means the Notice dated 5 December 2008 which is enclosed in the Meeting Documentation;

‘Progen’ or ‘Company’ means Progen Pharmaceuticals Limited ABN 82 010 975 612;

‘Share’ means a fully paid ordinary share issued in the capital of Progen;

‘Shareholder’ means a holder of Shares.

Progen Pharmaceuticals Limited

ABN 82 010 975 612

000001 000 PGL

MR SAM SAMPLE

FLAT 123

123 SAMPLE STREET

THE SAMPLE HILL

SAMPLE ESTATE

SAMPLEVILLE VIC 3030

Lodge your vote:

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www.investorvote.com.au

By Mail:

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GPO Box 242 Melbourne
Victoria 3001 Australia

Alternatively you can fax your form to

(within Australia) 1800 783 447

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For all enquiries call:

(within Australia) 1300 552 270

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Proxy Form

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☒ Cast your proxy vote

☒ Review and update your securityholding

Your secure access information is:

Control Number: 999999

SRN/HIN: I9999999999

PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

For your vote to be effective it must be received by 10.00am (Brisbane time) Wednesday 7 January 2009

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

Appointment of Proxy

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

Signing Instructions

Individual: Where the holding is in one name, the securityholder must sign.

Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.

Attending the Meeting

Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate “Certificate of Appointment of Corporate Representative” prior to admission. A form of the certificate may be obtained from Computershare or online at www.computershare.com.

Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.

GO ONLINE TO VOTE,
or turn over to complete the form

PROXY

MR SAM SAMPLE

FLAT 123

123 SAMPLE STREET

THE SAMPLE HILL

SAMPLE ESTATE

SAMPLEVILLE VIC 3030

☐           Change of address. If incorrect, mark this box and make the correction in the space to the left.  Securityholders sponsored by a broker (reference number commences with “X”) should advise your broker of any changes.

I 9999999999 I ND

Proxy Form	Please mark ☒ to indicate your directions
XX

STEP 1 Appoint a Proxy to Vote on Your Behalf

I/We being a member/s of Progen Pharmaceuticals Limited hereby appoint ☐ the Chairman of the meeting

OR

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the General Meeting of Progen Pharmaceuticals Limited to be held at the Terrace Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly, QLD 4068 on Friday, 9 January 2009 at 10.00am (Brisbane time) and at any adjournment of that meeting.

STEP 2 Items of Business

PLEASE NOTE: If you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
1	Remove Dr Malvin Eutick as a Director of the Company	☐	☐	☐

2	Remove Mr Robert Williamson as a Director of the Company	☐	☐	☐

3	Remove Mr Stephen Jun Chi Chang as a Director of the Company	☐	☐	☐

4	Remove Mr Patrick Owen Burns as a Director of the Company	☐	☐	☐

5	Remove Mr Justus Homburg as a Director of the Company	☐	☐	☐

6	Elect Mr Robert William Moses as a Director of the Company	☐	☐	☐

7	Elect Ms Alison Coutts as a Director of the Company	☐	☐	☐

8	Elect Dr Woei-jia Jiang as a Director of the Company	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies AGAINST each item of business.

SIGN Signature of Securityholder(s) This section must be completed.

Individual or Securityholder 1	Securityholder 2	Securityholder 3

Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact
Contact	Daytime
Name	Telephone	Date	/ /

P G L	0 9 0 1 0 9 A